EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES

(amounts in millions, except ratios)

	Fiscal Year
	2008	2007	2006	2005	2004
Income from continuing operations before income taxes and minority interest	$20,198	$18,968	$17,535	$16,320	$14,429
Capitalized interest	(150)	(182)	(157)	(120)	(144)
Minority interest	(406)	(425)	(324)	(249)	(214)

Adjusted income before income taxes	19,642	18,361	17,054	15,951	14,071

Fixed Charges:
Interest *	2,267	2,009	1,603	1,326	1,150
Interest component of rent	464	368	328	319	306

Total fixed charges	2,731	2,377	1,931	1,645	1,456

Income from continuing operations before income taxes and fixed charges	$22,373	$20,738	$18,985	$17,596	$15,527

Ratio of earnings to fixed charges	8.2	8.7	9.8	10.7	10.7

*	Includes interest on debt, capital leases, uncertain tax positions, amortization of debt issuance costs and capitalized interest.

Certain reclassifications have been made to prior periods to conform to the current period presentation. In addition, the impact of McLane Company, Inc., a wholly owned subsidiary sold in fiscal 2004, and the impact of our South Korean and German operations, disposed of in fiscal 2007, have been removed for all periods presented.